OGDEN GOLF CO. CORPORATION

1661 Lakeview Circle

Ogden, UT 84403

Telephone: 801-399-3632

Fax: 801-399-3688

January 11, 2008

via EDGAR filing and

facsimile transmission

202-772-9361

Regina Balderas

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3561

Re:	Ogden Golf Co. Corporation

Form 10-KSB for Fiscal year Ended June 30, 2006

Filed November 1, 2006

Form 10-QSB for Fiscal Quarter Ended September 30, 2006

Filed November 27, 2006

File No. 333-105075

Dear Ms. Balderas:

This letter is sent as a follow-up to your telephone conversation with our attorney A.O. Headman, Jr. regarding the above-referenced matter. This letter responds to your letter dated December 20, 2006. Subsequent to receiving your letter, we amended and filed the company’s 10-KSB for the year ended June 30, 2006 and the company’s 10-QSB for the quarter ended September 30, 2006. We apologize for our failure to file a response letter to the Commission. Set forth below are the numbered paragraphs of your December 20, 2006 letter and our response thereto.

Form 10-KSB for the Fiscal year Ended June 30, 2006

Regina Balderas

Division of Corporation Finance

Securities and Exchange Commission

January 11, 2008

Note 5-Loan to Officer, page 23

1.

Please provide us with the date on which you entered into the loan with your officer and provide us with more details regarding the nature of the loan. Tell us whether there have been any modifications to the terms of the loan since inception, including any extensions or additional amounts loaned. In this regard, provide us with the details of the changes in the loan balance that were not attributed to interest or payments from the officer. Please specifically address the nature of the line item “Increase in Loan to Officer” presented in your statement of cash flows for the year ended June 30, 2006. We have further comment.

Response: The initial loan was made to the CEO of the Company on June 30, 2004 for $10,350. The nature of the loan is deemed to be a personal loan to the officer. The loan is receivable on demand and bears an interest rate of 5% per annum.

There has not been any modification to the terms of the loan since inception.

The following table illustrates any additions to the loan and accrued capitalized interest:

Inception, 6/30/2004	$ 10,350

Interest Capitalized for 12 months	$ 487

Balance at 6/30/2005	$ 10,837

Addition to the Loan	$ 310

Interest Capitalized for 12 months	$ 549

Balance at 6/30/2006	$ 11,696

The line item for “Increase in Loan to Officer”, on the statement of cash flows, is an addition to the loan to the officer for $310, with the same terms as the original loan.

Regina Balderas

Division of Corporation Finance

Securities and Exchange Commission

January 11, 2008

Controls and Procedures, page 28

2.

Please amend your filing to clearly disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

Response: The Controls and Procedures section has been amended and was included in the 10-KSB/A heretofore filed.

3.

We note your disclosure that since the most recent evaluation date, there have been no significant changes in your internal control structure, policies, and procedures or in other areas that could significantly affect your internal control over financial reporting. Please revise this disclosure so that it is clear that there has been no change in your internal control over financial reporting during the fourth quarter ended June 30, 2006 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-B.

Response: The Controls and Procedures section has been amended and was included in the 10-KSB/A heretofore filed.

Exhibit 31.1 and 31.2

4.	Please revise your certifications to address the following:

•	revise the identification of the certifying individual at the beginning of the certification so as not to include the individual’s title;
•	remove the description of the report as the “annual” report in paragraphs 2, 3, 4(a), 4(b) and 4(c);
•	replace “registrant” with “small business issuer” in paragraphs 3, 4, 4(a), 4(b), 4(c), 5, 5(a) and 5(b);
•	insert the phrase “(the small business issuer’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(c);
•	expand the phrase “based on our most recent evaluation” to “based on our most recent evaluation of internal control over financial reporting” in the introductory language in paragraph 5;

Regina Balderas

Division of Corporation Finance

Securities and Exchange Commission

January 11, 2008

•	reference “internal control over financial reporting” instead of “internal controls over financial reporting” in paragraph 5(a).

Response: The Certificates to the Form 10-KSB have been amended and were included in the 10-KSB/A heretofore filed.

Form 10-QSB for the Quarterly Period Ended September 30, 2006

Controls and Procedures, page 16

5.

We note that you state your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. in future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Response: Our future filings will be revised to comply with Rule 13a-15(e).

6.

We note that you state there were no significant changes in your internal control over financial reporting that could significantly affect your internal controls. please confirm to us, if true, and revise your disclosure in future filings to clarify whether there were any changes in internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-B.

Response: Our future filings will be revised to comply with Rule 13a-15(e).

Exhibits 31.1 and 31.2

7.	Please revise your certifications to address the following:

•	replace “registrant” with “small business issuer” in paragraphs 3, 4, 4(a), 4(b), 4(c), 5, 5(a) and 5(b);

Regina Balderas

Division of Corporation Finance

Securities and Exchange Commission

January 11, 2008

•	reference the small business issuer’s other certifying officer in the introductory language in paragraph 4.

Response: The Certificates to the Form 10-QSB financial statements have been amended and were included in the 10-QSB/A heretofore filed.

Closing Comments

In connection with our response to your comments, the company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information, please contact us.

Sincerely,

OGDEN GOLF CO. CORPORATION

/s/ Mark Scharmann

President